

January 11, 2012

Via E-mail
Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re:** **Premier Alliance Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed January 5, 2012**
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2011**
> **Filed January 5, 2012**
> **File No. 000-50502**

Dear Mr. Elliott:

We have reviewed your letter dated January 6, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 28, 2011.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Notes to Financial Statements, page F8

1. In response to prior comment 4, you indicate that you became aware of the quarterly impact of the deemed dividend to preferred shareholders during the preparation of your Form 10-K for the year ended December 31, 2010. Tell us what consideration was given to including the disclosures required by ASC 250-10-50-7 in your Form 10-K. Refer to ASC 250-10-50-8.

Form 10-Q/A for the Quarterly Period Ended September 30, 2011

Notes to Financial Statements

Note 1 – Basis of Presentation, page 5

2.   We note that you amended your Form 10-Qs for the quarterly periods ended June 30, 2010, September 30, 2010 and June 30, 2011 for the correction of an error. In future filings that include financial statements that are restated, including any amendments to these filings, please ensure that you disclose that your previously issued financial statements have been restated by labeling the columns as restated, pursuant to ASC 250-10-50-7.

3.   As previously requested in prior comment 4, please tell us how the discovery of the error was considered in your assessment of controls and procedures as of December 31, 2010. In addition, please also address whether the original disclosures in management's reports on the effectiveness of disclosure controls and procedures as of June 30, 2010 and September 30, 2010 continue to be appropriate in light of the errors in the financial statements for those periods. Refer to Section B.4 of SEC Release No. 33-8810: Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

4.   In response to prior comment 4, you provide several reasons why you did not feel that Item 4.02 of Form 8-K was applicable. Item 4.02(a) of Form 8-K requires a Form 8-K to be filed when you conclude that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error in the financial statements. We note that you filed amendments to your financial statements for the three and six months ended June 30, 2010 and three and nine months ended September 30, 2010 because of an error in such financial statements. As such, it appears that you were required to file a Form 8-K. Please file Item 4.02 of Form 8-K or advise.

Controls and Procedures, page 18

5.   In your response to prior comment 6, you describe certain changes that have been made to your internal controls and procedures. Tell us whether these changes materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and what consideration you gave, or will give, to disclosing such changes in accordance with Item 308(c) of Regulation S-K.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief

cc: <u>Via E-Mail</u>
        Stuart M. Sieger, Ruskin Moscou Faltischek, P.C.